UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER DEFENSE AND SECURITY TO MODERNIZE 11 ADDITIONAL F-5 JET FIGHTERS FOR THE BRAZILIAN AIR FORCE

Deal complements the current contract to upgrade 46 jets

São José dos Campos, April 14, 2011 – Embraer Defense and Security and the Brazilian Air Force (FAB) signed a contract to modernize 11 additional F-5 jet fighters and to supply one more flight simulator for these fighters as continuation of the contract signed in 2000. These additional aircraft, recently acquired by the FAB, will receive the same configuration as those from the initial 46 F-5 jets currently completing the upgrade process. The first delivery of this second batch of upgraded jets is scheduled for 2013.

“The continuation of the F-5 fleet modernization is clearly another good example of the confidence that FAB deposits in Embraer Defense and Security to meet their needs,” says Orlando José Ferreira Neto, Commercial Vice President, Embraer Defense and Security. “The modernization of this second group of F-5 jets consolidates our strategy for providing this type of service, positioning ourselves in a market niche that is of long-term importance to the customer.”

The F-5E (single-seat) and F-5F (two-seat) fighters were incorporated into the Brazilian Air Force, starting in the 1970s. The modernization program is centered on providing the aircraft with state-of-the-art electronic warfare systems, new avionics, air-to-air refueling system, and greater operational capability, thus extending the useful life of the aircraft for at least 15 more years.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Adress: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

http://ri.embraer.com.br

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Executive Vice-President and Chief Financial Officer